UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number: 811-22302				Date examination completed: December 31, 2009
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Growth Capital Master Porfolio, LLC
4. Address of principal executive office (number, street, city, state, zip code): GenSpring Family Offices, LLC 3801 PGA Blvd. Suite 555 Palm Beach Gardens, FL 33410

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

September 14, 2010

We, as members of management of Growth Capital Master Portfolio, LLC (the Company),  are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2009 and from July 1, 2009 through December 31, 2009.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2009 and from July 1, 2009 through December 31, 2009, with respect to securities reflected in the investment account of the Company.

Growth Capital Portfolio

By:
 /s/ Martin Dean_____________________________________
Martin Dean, Treasurer

 /s/ Maria Elena Lagomasino____________________________
Maria Elena Lagomasino, President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Growth Capital Master Portfolio, LLC:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Growth Capital Master Portfolio, LLC (the Company), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2009.  Management is responsible for the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of December 31, 2009 and with respect to agreement of security purchases and sales, for the period from July 1, 2009 (the date of our last examination), through December 31, 2009:

•
Confirmation of three investment partnership interests which are in Pinnacle Frames Holdings L.P., Fox & Hound L.P. and BI Holdings, L.P held by institutions in book entry form with SunTrust Bank and the partnership’s investment managers;

•	Reconciliation of each such securities to the books and records of the Company and the Custodian;

•	There were no security purchases or sales since our last report.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management's assertion that Growth Capital Master Portfolio LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2009 with respect to the three referenced securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Growth Capital Master Portfolio LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young, LLP

Columbus, Ohio
September 14, 2010